# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zone Frontier Inc., CIK 0001956741
CUSIP: 184492106
Title of class of securities: Common Stock $0.0001 par value
Address of issuer's principal executive offices: 5920 S. 118th Circle, Suite 2, Omaha, Nebraska (NE), 68137
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,336,409; sole dispositive power 0; shared dispositive power 8,336,409; aggregate amount beneficially owned 8,336,409 (1.6% of the class)
  Comment: Based on 508,830,259 outstanding shares of common stock of the Issuer
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 8,336,409; sole dispositive power 0; shared dispositive power 8,336,409; aggregate amount beneficially owned 8,336,409 (1.6% of the class)
  Comment: Based on 508,830,259 outstanding shares of common stock of the Issuer

## Item 1. Issuer
Name of issuer: Zone Frontier Inc.
Address of issuer's principal executive offices: 5920 S. 118th Circle, Suite 2, Omaha, NE 68137

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,336,409
Percent of class: 1.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,336,409
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,336,409

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: Ulla Vestergaard, Director (11/11/2026)
- MM Asset Management Inc.: Hillel Meltz, President (11/11/2026)